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Filed by Aur Resources Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Aur Resources Inc.
Commission File Number: 082-04624
Date: July 17, 2007

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer described in this Directors' Circular, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

DIRECTORS' CIRCULAR
RECOMMENDING
ACCEPTANCE
OF THE OFFER BY
TECK COMINCO LIMITED
TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES OF
AUR RESOURCES INC.
FOR
 $41.00 IN CASH PER COMMON SHARE
OR
 0.8749 OF A TECK COMINCO CLASS B SUBORDINATE VOTING SHARE AND
$0.0001 IN CASH PER COMMON SHARE,
SUBJECT TO THE MAXIMUM AGGREGATE CASH PAYMENT AND MAXIMUM AGGREGATE SHARE PAYMENT (AND CORRESPONDING PRO RATION) DESCRIBED HEREIN.

THE BOARD OF DIRECTORS OF AUR UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND DEPOSIT THEIR AUR SHARES TO THE OFFER.

JULY 17, 2007

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made for securities of a Canadian issuer and, while the Offer is subject to Canadian disclosure requirements, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that Aur Resources Inc. is located in Canada and that all of its officers and directors are residents of a foreign country.

FORWARD-LOOKING STATEMENTS

        This Directors' Circular contains forward-looking statements and forward-looking information (collectively referred to as forward-looking statements) (as defined in applicable securities legislation, including the United States Securities Exchange Act of 1934). Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aur to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Directors' Circular. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect.

        While Aur Resources Inc. ("Aur") anticipates that subsequent events and developments may cause Aur's views to change, Aur specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Aur's views as of any date subsequent to the date of this Directors' Circular. Although Aur has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY

        All dollar references in this Directors' Circular are in Canadian dollars, unless otherwise indicated. References in this Directors' Circular to "US$" are to United States dollars.

AVAILABILITY OF DISCLOSURE DOCUMENTS

        Aur is a reporting issuer or equivalent in all provinces and territories of Canada and files its continuous disclosure documents and other documents with the Canadian securities regulatory authorities in each province and territory. Continuous disclosure documents are available at www.sedar.com. Public filings may also be accessed through the public websites of the Toronto Stock Exchange at www.tsx.com and the Santiago Stock Exchange at www.bolsadesantiago.com.

ii

iii

AUR RESOURCES INC.

        Aur is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Aur's principal mining assets consist of its 76.5% shareholding interest in the Quebrada Blanca copper mine in Chile, its 90% shareholding interest in the Andacollo copper mine and the Andacollo hypogene copper-gold deposit under development in Chile and its 100% interest in the Duck Pond copper-zinc mine in Newfoundland, Canada.

RECENT DEVELOPMENTS

        On June 19, 2007, a fire occurred at the port responsible for shipping the concentrates from Aur's Duck Pond mine which has delayed the shipment of approximately 12,000 tonnes of copper and zinc concentrates and, accordingly, receipt by Aur of revenue from the sale of such concentrates is expected to be delayed by an estimated four weeks. As a result of the delayed payment for the concentrates, Aur expects to draw down the final US$25 million from its US$150 million revolving credit facility, whereupon the aggregate principal amount owing under the credit facility will be US$150 million and the "restricted cash" of Aur, as indicated on its balance sheet, will increase by US$25 million to an aggregate US$153 million. Production forecasts for the current year in respect of Duck Pond will not be affected and remain consistent with Aur's previous public disclosure.

        On July 13, 2007, Aur refiled its interim consolidated financial statements for the period ended March 31, 2007 in order to restate the consolidated statement of comprehensive income. The mark to market adjustment relating to zinc forward sales agreements had, for such period, been recorded as a comprehensive loss as at March 31, 2007 rather than as an opening adjustment to accumulated other comprehensive income as at January 1, 2007 in accordance with new accounting standards adopted on January 1, 2007. The restatement changed the previously reported comprehensive loss of US$127.1 million on the zinc forward sales agreements in the statement of comprehensive income to a comprehensive gain of US$52.8 million. The restatement has no impact on Aur's consolidated balance sheets as at March 31, 2007 and December 31, 2006 or on Aur's consolidated statements of operations, retained earnings and cash flow for the three month periods ended March 31, 2007 and 2006.

        On July 13, 2007, Aur also announced that the Offeror had advised Aur that the Offeror's confirmatory due diligence in connection with the Offer had been satisfactorily completed.

        As previously disclosed, Aur is in the midst of completing a 30 hole (11,000 metre) 2007 drilling program on the primary (hypogene) copper deposit which underlies the supergene mineralization currently being mined at its Quebrada Blanca mine. The program is still in its early stages and drilling has only been completed in respect of nine holes. However, results from the first seven holes and partial results from an additional two holes have been received and appear to support the expectation that a hypogene mineral deposit containing copper mineralization of potential economic significance is present at Quebrada Blanca. All holes completed to date in the 2007 program had mineralization at the bottom of the hole and, accordingly, the deposit appears open at depth. The balance of the drilling program is currently in progress and the results are expected to be released before year end. Table 1 below reflects the results to date from the 2007 drilling program, Table 2 below reflects drilling carried out prior to 2007 and Figure 1 below reflects the drill hole locations.

Table 1 – 2007 Hypogene Drill Results (1)
Hole	From	To **	Interval (m)	Au (ppb)	Cu (%)	Mo (%)

DDH256	28.00	114.20	86.20	23.5	0.62	0.039
DDH257	42.00	241.25	199.25	21.7	0.44	0.036
DDH258	20.00	360.00	340.00	31.1	0.61	0.020
DDH259	16.00	348.00	332.00	40.6	0.71	0.019
DDH260	0.00	332.40	332.40	51.4	0.57	0.009
DDH261	0.00	95.05	95.05	51.5	0.62	0.012
DDH261A *	0.00	142.00	142.00	57.3	0.73	0.016
DDH262	20.00	256.10	236.10	28.2	0.50	0.013
DDH263	0.00	6.50	—	—	—	—
DDH263A *	0.00	68.00	68.00	58.2	0.87	0.014
DDH264	0.00	103.35	103.35	awaiting assay results
DDH265	0.00	281.90	281.90	awaiting assay results

*
Partial results

**
All holes bottomed in mineralization

(1)
Mr. Neil C. Barr, P. Geo., Chief Geologist at the Quebrada Blanca mine, is the qualified person (for purposes of National Instrument 43-101 ("NI 43-101")) who has supervised the 2007 drilling program to date and the preparation of the foregoing information. Mr. Barr also verified the data, including the assaying and other analytical procedures. The quality assurance / quality control procedures in respect of the foregoing include all assaying (atomic absorption for copper (Cu) and molybdenum (Mo) and fire assay for gold (Au)) being conducted by an independent laboratory, Andes Analytica, located in Chile, including routine check assaying with duplicates, and with core sampling procedures, sample preparation and sample security being in accordance with generally accepted practices in the industry. A technical report prepared in accordance with NI 43-101 for the Quebrada Blanca mine dated April 6, 2004 has been filed by Aur and is available at www.sedar.com.

Table 2 – Pre-2007 Hypogene Drill Results (1)
Hole	From	To **	Interval (m)	Au (ppb)	Cu (%)	Mo (%)

DDH025	160.00	387.60	227.60	no assays	0.91	0.031
DDH027	162.00	555.83	393.83	no assays	0.56	0.016
DDH047	106.00	305.08	199.08	no assays	0.58	0.020
DDH071	224.00	338.79	114.79	no assays	0.73	0.025
DDH081	102.00	258.85	156.85	no assays	0.75	0.011
DDH083	158.00	297.75	139.75	no assays	0.66	0.025
DDH102	144.00	554.80	410.80	no assays	0.63	0.022
DDH106	85.00	258.71	173.71	no assays	0.52	0.005
DDH111	94.00	716.60	622.60	no assays	0.48	0.011
DDH128	118.00	282.25	164.25	no assays	0.46	0.005
DDH132	118.00	263.95	145.95	no assays	0.42	0.010
DDH133	146.00	286.00	140.00	no assays	0.53	0.025
DDH134	160.00	303.60	143.60	no assays	0.41	0.007
DDH152	220.00	410.80	190.80	no assays	0.43	0.028
DDH154	216.00	377.60	161.60	no assays	0.79	0.022
DDH231	154.00	472.00	318.00	no assays	0.42	0.016
DDH232	266.00	458.20	192.20	no assays	0.43	0.017
DDH233	123.25	490.85	367.60	no assays	0.28	0.011
DDH234	236.00	454.95	218.95	no assays	0.34	0.012
DDH246	73.00	176.00	103.00	no assays	0.55	0.025
DDH251	56.00	292.30	236.30	22.3	0.30	0.007
DDH252	60.00	586.20	526.20	22.3	0.28	0.005
DDH253	110.00	304.50	194.50	21.2	0.29	0.010
DDH254	58.00	420.00	362.00	25.0	0.32	0.010
DDH255	16.00	167.00	151.00	30.2	0.43	0.028

(1)
Except for holes DDH251 to DDH255, which were drilled by Aur in 2005, the pre-2007 data is historical in nature and is derived from intermittent drilling carried out during the period 1975 to 2000 by Cominco Ltd., now wholly owned by the Offeror, and by two previous owners of the property. The pre-2005 data accordingly pre-dates NI 43-101 and has not been independently verified by Aur.

Figure 1

519000
520000
521000
767900
767800
767700
DDH027
DDH255
DDH262
DDH133
DDH047
DDH025
DDH081
DDH102
DDH083
DDH134
DDH259
DDH258
DDH071
DDH256
DDH111
DDH132
DDH154
DDH260
DDH246
DDH263A
DDH264
DDH152
DDH261
DDH263
DDH257
DDH261A
DDH265
DDH106
DDH128
DDH232
DDH231
DDH253
DDH254
DDH251
DDH252
DDH234
DDH233
DDH260 DDH 2007
DDH253 DDH PRE-2007
FINAL SUPERGENE PIT
0 10 20 40 600m
CIA. QUEBRADA BLANCA S.A.
HYPOGENE DEPOSIT DRILL HOLE PLAN

DIRECTORS' CIRCULAR

        This directors' circular (the "Directors' Circular") is issued by the board of directors (the "Board of Directors" or the "Board") of Aur in connection with the offer (the "Offer") made by Teck Cominco Limited (the "Offeror") to the shareholders (the "Shareholders") of Aur to purchase all of the outstanding common shares of Aur (the "Aur Shares" or "Common Shares"). Under the Offer, Shareholders may elect to receive for each Aur Share held (i) $41.00 in cash or (ii) 0.8749 of a Class B subordinate voting share of the Offeror (the "Teck Subordinate Voting Shares") plus $0.0001 in cash, subject to pro ration based upon the Maximum Cash Payment and the Maximum Share Payment (each as defined below). Under the terms of the Offer, the maximum amount of cash available to be paid by the Offeror will be $3,089,335,835 (the "Maximum Cash Payment") and the maximum number of Teck Subordinate Voting Shares available for issuance will be 21,971,959 (the "Maximum Share Payment"), in each case assuming the exercise of all of Aur's outstanding share options. If all Shareholders elect to receive cash for their Aur Shares or all Shareholders elect to receive Teck Subordinate Voting Shares for their Aur Shares on any take-up date, they would receive $30.75 in cash and 0.2187 of a Teck Subordinate Voting Share per Aur Share as a result of a pro ration between the Maximum Cash Payment and the Maximum Share Payment on any take-up date, subject to adjustments for fractional shares. The terms and conditions of the Offer are set out in the accompanying circular of the Offeror dated July 17, 2007 (the "Offering Circular").

        The Offer was made pursuant to the terms of a support agreement dated July 3, 2007 between Aur and the Offeror, as amended (the "Support Agreement") and will be open for acceptance until midnight (Vancouver time) on August 21, 2007 (as such time may be extended, the "Expiry Time"), unless extended or withdrawn.

BACKGROUND TO THE OFFER

        Senior management of Aur has, from time to time, had conversations on an informal basis with other mining companies, including the Offeror, with respect to potential business combinations, joint ventures, acquisitions and similar matters. Included in the foregoing was a conversation between Mr. Donald Lindsay, the President and Chief Executive Officer of the Offeror, and Dr. James Gill, the President and Chief Executive Officer of Aur, at the Prospectors and Developers Association of Canada awards dinner held March 5, 2007. At that time, Mr. Lindsay mentioned to Dr. Gill that, should the Board of Directors of Aur ever contemplate selling Aur, the Offeror would in all likelihood be interested in discussing the opportunity with the Board. Dr. Gill indicated that Aur was not currently contemplating a sale but, if things were to change, he expected that the Offeror would be on the list of potential buyers that would be approached by Aur.

        Subsequently, on or about June 15, 2007, Mr. Lindsay telephoned Dr. Gill inquiring as to whether Aur and its Board would be receptive to discussions concerning a potential offer by the Offeror to acquire all of the outstanding shares of Aur. Dr. Gill indicated to Mr. Lindsay that Aur could, depending on the terms, be receptive to such discussions. On June 21, 2007, Messrs. Lindsay and Gill met in Toronto to further discuss the possibility of a transaction. At such meeting, Mr. Lindsay indicated to Dr. Gill that he had the approval of the board of directors of the Offeror (the "Teck Board") to discuss a potential offer by the Offeror. Mr. Lindsay and Dr. Gill also discussed certain of Aur's assets and properties.

        On June 24, 2007, Mr. Lindsay called Dr. Gill and indicated that the Teck Board was prepared to consider approving the making of an offer to the Shareholders to purchase all of the Aur Shares, subject to Aur entering into a support agreement with the Offeror containing usual and customary terms and conditions, including non-solicitation provisions and the payment by Aur of a termination fee to the Offeror under certain circumstances. A letter expressing the Offeror's interest, on a non-binding and preliminary basis, was delivered by Mr. Lindsay to Dr. Gill on the evening of June 26, 2007. This letter contemplated consideration of $38.50 per Aur Share, consisting of an overall maximum of 75% cash and 25% Teck Subordinate Voting Shares, subject to Aur and the Offeror entering into a definitive support agreement on customary terms and certain other conditions including the payment by Aur to the Offeror of a termination fee in certain circumstances. Discussions followed between Mr. Lindsay and Dr. Gill and Aur's financial advisor, CIBC World Markets Inc. ("CIBC World Markets"), concerning the terms of a possible offer and the proposed mix of consideration.

        On the morning of June 27, 2007, the Board met in Toronto. Also present at such meeting was Aur's financial advisor, CIBC World Markets, and Aur's legal advisor, Heenan Blaikie LLP ("Heenan Blaikie"). At that meeting, CIBC World Markets provided its initial advice with respect to the potential offer as indicated in the letter received from the Offeror, including general financial and other considerations, as well as a discussion of recent developments, including acquisitions of mining companies. Legal counsel also reviewed for the Board its duties and obligations in connection with a potential transaction with the Offeror as well as in the context of considering the sale of Aur as part of an overall auction process and, in particular, whether it could be appropriate to recommend to Shareholders the acceptance of an offer from the Offeror without having first solicited other offers for Aur. The Board expressed some concern about entering into an exclusive arrangement without first canvassing the market to see whether there might be other more favourable alternatives available. However, the Board was also cognizant that the "fiduciary out" provisions included in most support agreements permitted alternative superior transactions to be entertained by a target company and, further, that standard deal protection terms would not necessarily prevent other bidders from submitting superior proposals. The Board also discussed with Aur's legal and financial advisors the anticipated terms of a support agreement, including a focused discussion in respect of typical deal protection terms. Based on the legal and financial advice it received, the Board recognized that, if the Offeror presented a compelling financial offer combined with appropriate fiduciary out provisions and reasonable deal protection terms, the Board would be obligated to present the offer to the Shareholders for their consideration, even in the absence of an auction having occurred.

        The Board also determined that it would be appropriate to continue discussions with the Offeror. To this end, the Board established a special committee (the "Special Committee") consisting of Messrs. Douglas Deruchie, William Kennedy, Martin Claude Lepage and William Robertson, all of whom are independent directors of Aur. The Special Committee was charged with the task of considering and evaluating the merits and terms of the proposed offer by the Offeror and, in particular, making recommendations to the Board as to what actions might be appropriate for Aur to take with respect thereto, including the consideration of and/or potential solicitation of alternative transactions or bids.

        On June 27, 2007, Dr. Gill telephoned Mr. Lindsay and indicated that the Special Committee had been formed and supported further consideration of a potential offer from the Offeror, subject to further discussions with respect to price, the mix of consideration and other terms, including the deal protection terms.

        Discussions with the Offeror, conducted primarily through CIBC World Markets, concerning the terms of the proposed offer continued during the period June 27 through 29, 2007. On June 29, 2007, legal counsel for the Offeror provided a draft support agreement to Aur and its legal counsel for their consideration, which included non-solicitation provisions and a proposed termination fee payable by Aur to Teck in certain circumstances.

        On June 29, 2007, the Offeror entered into a confidentiality and standstill agreement with Aur, pursuant to which Aur agreed to provide confidential information to the Offeror for the purpose of furthering a transaction. During the afternoon of June 30, 2007, representatives of the Offeror were provided with certain technical and other information in respect of Aur and conducted due diligence activities with respect to certain aspects of Aur's business and affairs, which included discussions with representatives of Aur's management.

        During the evening of June 30, 2007, a meeting of the Special Committee was held, attended by representatives of CIBC World Markets and Heenan Blaikie, as well as by Dr. Gill and Mr. Peter McCarter, both of whom are members of Aur's senior management and of the Board. The Special Committee received a briefing on the results of the various discussions and meetings held during the prior three days and that afternoon with representatives of the Offeror, together with a discussion of the deal protection terms proposed by the Offeror pursuant to the terms of the draft support agreement. The Special Committee also received a presentation by CIBC World Markets as to certain price and trading metrics, financial comparisons and analysis, precedent base metal transactions, termination fees and related matters. The Special Committee, together with Messrs. Gill and McCarter, then carried out certain discussions with respect to the transaction in the absence of CIBC World Markets and Heenan Blaikie and, subsequently, the Special Committee carried out further discussions in the absence of Messrs. Gill and McCarter. After inviting representatives of CIBC World Markets and Heenan Blaikie and Messrs. Gill and McCarter to rejoin the meeting, the Special Committee authorized CIBC World Markets, on behalf of the Special Committee, to discuss with the Offeror proposed transaction terms that would be acceptable to the Special Committee and which it would be prepared to recommend to the Board. The Special Committee instructed CIBC World Markets to negotiate an increase in the Offeror's initial proposed share price and to work with Heenan Blaikie in settling an acceptable form of support agreement, including the amendment of certain deal protection provisions originally proposed by the Offeror.

        On June 30, 2007, CIBC World Markets presented a counter proposal to the Offeror. Extensive discussions and negotiations between the Offeror and CIBC World Markets, on behalf of the Special Committee, subsequently occurred on June 30, 2007 and through to the afternoon of July 2, 2007.

        During the afternoon of July 2, 2007, Mr. Lindsay proposed improved financial and deal protection terms as compared to the Offeror's original offer and advised Dr. Gill that, subject to final approval by the Teck Board, the Offeror would be willing to proceed with an offer to acquire the Aur Shares on the basis of (i) $41.00 in cash per Aur Share, or (ii) 0.8749 of a Teck Subordinate Voting Share at the election of the Shareholders, subject to limitations on the aggregate amount of cash consideration (not to exceed 75% of the offered consideration) and share consideration (not to exceed 25% of the offered consideration) and subject to reaching a final agreement on the deal protection terms contained in the support agreement.

        The Offeror's counter proposal was provided to the Special Committee at a meeting held later in the afternoon on July 2, 2007. The Special Committee determined that the revised terms of the Offeror's offer would be acceptable, subject to a further reduction in the termination fee proposed by the Offeror. The meeting then adjourned so that the revised terms could be communicated by Dr. Gill to Mr. Lindsay. The meeting reconvened following receipt of confirmation that Mr. Lindsay was agreeable to the reduced termination fee.

        At the reconvened meeting, representatives of CIBC World Markets indicated to the Special Committee that CIBC World Markets was prepared to provide a fairness opinion with respect to the revised offer. The remaining members of the Board joined the meeting, which was then reconstituted as a meeting of the full Board. The chairman of the Special Committee then reviewed for the Board the progress since the June 27, 2007 meeting of the Board, advised the Board of the current status of the negotiations with the Offeror and reviewed the Offer for the Board. CIBC World Markets then presented to the Board an extensive financial analysis of the Offer, including a description of the assumptions, limitations and methodologies utilized therein as well as a capital markets analysis, and responded to various questions posed by the Board with respect thereto. The terms of the Support Agreement, with a particular focus on the deal protection provisions and the conditions to the Offer, were then reviewed with Heenan Blaikie. The Board received a verbal opinion from CIBC World Markets that the proposed consideration per Aur Share under the Offer was fair, from a financial point of view, to Shareholders. The Special Committee then unanimously resolved to recommend the execution of the Support Agreement to the Board and, in turn, the Board unanimously resolved to approve the execution and delivery of the Support Agreement and to recommend the Offer to the Shareholders.

        Subsequently, representatives of CIBC World Markets, together with management of Aur and representatives of Heenan Blaikie, conducted a due diligence session with the Offeror's management by conference call and the Support Agreement was finalized. The Support Agreement was executed by Aur and the Offeror early in the morning of July 3, 2007. Prior to the commencement of trading on the Toronto Stock Exchange on July 3, 2007, Aur and the Offeror issued a joint press release stating that they had entered into the Support Agreement and that, subject to the terms and conditions thereof, the Offeror would proceed with the Offer.

        Subsequently, CIBC World Markets delivered the executed Fairness Opinion (as defined herein) to the Board, wherein CIBC World Markets confirmed its oral opinion that the consideration to be offered to Shareholders pursuant to the Offer is fair, from a financial point of a view, to the Shareholders.

RECOMMENDATION OF THE BOARD OF DIRECTORS

        The Board of Directors has unanimously determined that the Offer is fair from a financial point of view to the Shareholders and is in the best interests of Aur and therefore recommends that Shareholders ACCEPT the Offer and DEPOSIT their Aur Shares to the Offer. See "Reasons for the Recommendation".

        Shareholders should consider the Offer carefully and come to their own conclusion as to whether to accept or reject the Offer. Shareholders who are in doubt as to how to respond to the Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences. The Offering Circular contains a discussion of the principal Canadian and United States federal tax considerations generally applicable to Shareholders. Shareholders are urged to read the Offering Circular and to consult their own professional tax advisors for advice with respect to potential tax consequences to them in connection with the decision to accept or not accept the Offer, as the case may be.

REASONS FOR THE RECOMMENDATION

        The Board of Directors has carefully considered the Offer and has, among other things, received advice from its financial and legal advisors in connection therewith. The Board has concluded that the Offer is fair from a financial point of view to the Shareholders and is in the best interests of Aur. In reaching this conclusion, as well as its decision to recommend that Shareholders accept the Offer, the Board considered a number of factors, including the following:

  •
  Attractive Offer:  The Offer is at a premium of approximately 29% to Aur's closing share price of $31.70 on June 29, 2007, the last trading day prior to the announcement of the Offer. The Offer also represents a premium of approximately 29% to Aur's 20 trading day volume-weighted average closing price as of June 29, 2007 of $31.74.

  •
  Recommendation of Special Committee:  The Special Committee has concluded, after considering the advice of Aur's financial and legal advisors, that the Offer is fair, from a financial point of view, to Shareholders and is in Aur's best interests.

  •
  Fairness Opinion:  The Fairness Opinion of CIBC World Markets dated July 2, 2007 concludes that, as of such date and subject to the assumptions, limitations and qualifications set out therein, the consideration offered to Shareholders under the Offer is fair, from a financial point of view, to the Shareholders.

  •
  Offer at a Time of Historically High Copper Prices:  Copper prices are near historical highs. There has been a direct correlation between Aur's share trading price and the price of copper, with the result that Aur's recent share price performance has been strong. Consensus analyst forecasts suggest that current copper prices may not be sustained in the long term.

  •
  Offer Provides Choice of Consideration:  Subject to pro ration and their own investment objectives, Shareholders may elect to take cash or Teck Subordinate Voting Shares as consideration.

  •
  Ongoing Ownership of Teck Subordinate Voting Shares Provides Commodity Exposure with Lower Risk:  Shareholders have the opportunity of continuing their exposure to base metal and other markets through ownership of the Teck Subordinate Voting Shares. The operating assets of the Offeror are more diversified than those of Aur on both a geographic and a commodity basis. The Offeror has interests in Canada, the United States, South America and Australia and is a significant producer of zinc concentrate, metallurgical coal, copper concentrate and refined metals, including zinc, lead and various specialty metals, as well as gold. This diversification is expected to reduce exposure to commodity price fluctuations and to operational, currency, tax and political risks that may affect any one operation in a single jurisdiction. As the Offeror is a larger and more diversified company whose shares are more liquid than Aur's, the Teck Subordinate Voting Shares can be considered to possess a lower degree of risk than the Aur Shares. In addition, since the Offeror has a significantly larger market capitalization and stronger balance sheet than Aur, the Offeror is better equipped to compete for and finance future growth opportunities.

  •
  Low Execution Risk:  There are no material competition or other regulatory issues which are expected to arise in connection with the Offer and prevent its completion, and all required regulatory clearances and approvals are expected to be obtained. The Offer does not contain any conditions that are not in line with market practice.

  •
  Ability to Respond to Superior Proposals:  Under the Support Agreement, the Board of Directors remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are reasonably expected to lead to a superior proposal (as defined herein). In addition, the Board may support a superior proposal, provided that it has first given the Offeror the right to match the superior proposal and has made the prescribed termination payment.

FAIRNESS OPINION

        On July 2, 2007, CIBC World Markets delivered its verbal opinion, later confirmed in writing (the "Fairness Opinion"), to the Board, stating that as of July 2, 2007 and subject to the assumptions, limitations and qualifications set out in the Fairness Opinion, the consideration offered per Aur Share of (i) $41.00 in cash or (ii) 0.8749 of a Teck Share plus $0.0001 in cash, in each case subject to pro ration between the Maximum Cash Payment and the Maximum Share Payment, is fair, from a financial point of view, to Shareholders.

        The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with preparing the Fairness Opinion, is attached as Schedule "A" to this Directors' Circular. CIBC World Markets provided the Fairness Opinion for the information and assistance of the Board of Directors in connection with its consideration of the Offer as of the date of the opinion. The Fairness Opinion is not a recommendation as to whether or not Shareholders should tender their Aur Shares in connection with the Offer. As described above, the Fairness Opinion was one of many factors taken into consideration by the Board in making its determination to unanimously approve the Offer and recommend that Shareholders accept it.

        Pursuant to the terms of its engagement letter with Aur, CIBC World Markets is to be paid fees for its services as financial advisor, including a fee for the Fairness Opinion and a fee that is contingent on a change of control of Aur or certain other events. Aur has also agreed to indemnify CIBC World Markets against certain liabilities and to reimburse CIBC World Markets for its expenses.

        The Board recommends that Shareholders read the Fairness Opinion in its entirety. See Schedule "A" to this Directors' Circular.

AGREEMENTS RELATING TO THE OFFER

Support Agreement

        The Support Agreement sets forth, among other things, the terms and conditions upon which the Offer is to be made by the Offeror. The following is a summary of the principal terms of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by Aur with the Canadian and Chilean securities regulatory authorities and available at www.sedar.com and at www.bolsadesantiago.com.

The Offer

        The Offeror agreed to make the Offer on the terms and subject to the conditions set forth in the Support Agreement.

Support for the Offer

        Aur has confirmed in the Support Agreement that its Board, upon consultation with its financial and legal advisors, and based on a recommendation of the Special Committee, has unanimously determined that the price offered under the Offer is fair from a financial point of view to all Shareholders and that it is in the best interests of Aur for the Offer to be made and for the Board of Directors to support the Offer. The Board of Aur has unanimously recommended that Shareholders accept the Offer.

Board Representation

        Aur has agreed that, promptly upon the purchase by the Offeror of such number of Aur Shares, which represents at least a majority of the outstanding Aur Shares, the Offeror will be entitled to designate such number of members of the Board of Directors, and any committees thereof, as is proportionate to the percentage of the outstanding Aur Shares owned by the Offeror (the time of such election or appointment of such directors being the "Effective Time").

Representations and Warranties

        The Support Agreement contains a number of customary representations and warranties of the Offeror and Aur relating to, among other things: corporate status; capitalization; and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties also address various matters relating to the business, operations and properties of each of the parties and their respective subsidiaries, including: accuracy of financial statements; absence of undisclosed liabilities; absence of any Material Adverse Effect (as defined in the Support Agreement) and certain other changes or events since the date of the last audited financial statements; absence of defaults under instruments evidencing any indebtedness or other contracts; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; intellectual property; employment and labour matters; pension matters; tax matters; compliance with laws, licenses and permits; insurance; environmental matters; title to properties; preparation and disclosure of mineral reserves and resource estimates; accuracy of reports required to be filed with applicable securities regulatory authorities; existence and maintenance of disclosure controls and procedures; and maintenance of internal controls over financial reporting.

Conduct of the Business of Aur

        In the Support Agreement, Aur agreed that, prior to the earlier of the time of the appointment or election to its Board of Directors of persons designated by the Offeror who represent a majority of the directors of Aur and the termination of the Support Agreement, Aur will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and not to undertake certain types of activities unless the Offeror otherwise agrees in writing or it is otherwise permitted under the Support Agreement. Aur also agreed not to enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the Offer or the Contemplated Transaction (as defined in the Support Agreement) or which would render, or which reasonably may be expected to render, inaccurate any of Aur's representations and warranties in the Support Agreement.

        Aur also agreed to promptly notify the Offeror of (i) any material adverse change (within the meaning of the Securities Act (Ontario)), on a consolidated basis, in the operation of its businesses or in the operation of its properties and of any material governmental or third party complaints, investigations or hearings; and (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations or warranties of Aur contained in the Support Agreement to be untrue or inaccurate; or (y) result in the failure in any material respect of Aur to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time.

Other Covenants

        Each of Aur and the Offeror has also agreed in the Support Agreement to a number of mutual covenants, including to co-operate and use their commercially reasonable efforts in good faith to take, or cause to be taken, all reasonable actions reasonably necessary to discharge their respective obligations under the Support Agreement and the Offer, and to complete the Contemplated Transaction, including their obligations under applicable securities laws and competition and foreign investment laws. Aur also agreed, subject to the conditions in the Support Agreement, to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Contemplated Transaction, including the execution and delivery of such documents as the Offeror may reasonably require, and use commercially reasonable efforts to obtain all necessary waivers, consents, rulings, orders and approvals, and to effect all necessary registrations and filings, including, but not limited to, filings under applicable laws and submissions of information requested by governmental entities.

Covenants Regarding Non-Solicitation

        The Support Agreement contains certain "non-solicitation" provisions pursuant to which Aur has agreed that it will not, directly or indirectly, take any action of any kind which might, directly or indirectly, interfere with the successful acquisition of Aur Shares pursuant to the Offer or the Contemplated Transaction, including any action to:

  •
  solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers regarding any (i) merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, dissolution or winding-up in respect of Aur or any subsidiary of Aur; (ii) any sale or acquisition of 20% or more of the fair market value of the assets of Aur on a consolidated basis; (iii) any sale or acquisition of 20% or more of Aur's shares of any class or rights or interests therein or thereto; (iv) any sale of any interest in any material joint ventures or material mineral properties; (v) any similar business combination or transaction of or involving Aur, any subsidiary or material joint venture of Aur, other than with the Offeror; or (vi) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than the Offeror (any such proposal or offer being referred to as an "acquisition proposal");

  •
  engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any acquisition proposal provided that, Aur may advise any person making an unsolicited acquisition proposal that such acquisition proposal does not constitute a superior proposal (as described below) when the Board of Directors has so determined;

  •
  withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the approval or recommendation of the Board of Directors or any committee thereof of the Support Agreement or the Offer;

  •
  approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any acquisition proposal; or

  •
  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any acquisition proposal (other than a confidentiality agreement as contemplated below).

        The Support Agreement provides that, notwithstanding the foregoing restrictions, the Board of Directors is permitted to (i) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to the Offeror the approval or recommendation of the Offer or (ii) engage in discussions or negotiations with, or provide information pursuant to the Support Agreement to, any person in response to an acquisition proposal by any such person, if and only to the extent that:

  •
  it has received an unsolicited bona fide written acquisition proposal from such person and the Board of Directors has determined in good faith based on information then available and after consultation with its financial advisors that such acquisition proposal constitutes a superior proposal;

  •
  in the case of clause (i) above, Aur shall have complied with all other requirements relating to the acceptance, approval or recommendation of an acquisition proposal;

  •
  the Board of Directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under all applicable laws;

  •
  in the case of clause (ii) above, prior to providing any information or data to such person in connection with such acquisition proposal, the Board of Directors receives from such person an executed confidentiality agreement which includes a standstill provision (on terms no less favourable to Aur than those contained in the Confidentiality Agreement) that restricts such person from announcing an intention to acquire, or acquiring, any securities or assets of Aur without the approval of Aur (other than pursuant to a superior proposal) for a period of not less than 12 months from the date of such confidentiality agreement (and Aur sends a copy of any such confidentiality agreement to the Offeror promptly upon its execution and that the Offeror is immediately provided with a list of, or in the case of information that was not previously made available to the Offeror, copies of, any information provided to such person); and

  •
  in the case of clause (ii) above, prior to providing any information or data to any such person or entering into discussions or negotiations with any such person who has made an acquisition proposal, Aur has complied with the requirements of the Support Agreement requiring notice to the Offeror of an acquisition proposal.

        The Support Agreement defines a "superior proposal" as an unsolicited bona fide acquisition proposal made by a third party to Aur in writing after the date of the Support Agreement: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, dissolution, winding-up or similar transaction, all of the Aur Shares and offering or making available the same consideration in form and amount per Aur Share to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and taking into account the party making such proposal; (iii) in respect of which any required financing to complete such acquisition proposal has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), is reasonably likely to be obtained, (iv) which is not subject to a due diligence and/or access condition which would allow access to the books, records, personnel or properties of Aur or any subsidiary or their respective representatives for a period exceeding three days; (v) which is offered or made available to all Shareholders on the same terms in Canada and, if Shareholders resident in the United States beneficially own more than 5% of the issued and outstanding Aur Shares, in the United States (provided, however, that the consideration offered and payable to Shareholders resident in the United States may be the cash equivalent of the consideration offered and payable to Shareholders resident in Canada); (vi) in respect of which the Board of Directors determines in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such acquisition proposal to Shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such acquisition proposal, if consummated in accordance with its terms (and also taking into account all risks of non-completion), result in a transaction more favourable to Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by the Offeror pursuant to the Support Agreement); and (vii) that, subject to compliance with the requirements of the Support Agreement, the Board of Directors has determined to recommend to Shareholders.

        From and after the date of the Support Agreement, Aur must promptly (and in any event within 24 hours after it has received an acquisition proposal), notify the Offeror, at first orally and then in writing, of any acquisition proposal (or any amendment thereto) or any request for non-public information relating to Aur or any subsidiary or any material joint venture or material mineral property of which Aur's directors, officers, representatives or agents are or became aware, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the person making, the acquisition proposal (including any amendment thereto), and shall include copies of any such acquisition proposal or any amendment thereto. Aur must also provide such other details of the acquisition proposal, or any amendment thereto, as the Offeror may reasonably request. Aur must keep the Offeror promptly and fully informed of the status, including any change to the material terms of any such acquisition proposal, or any amendment thereto, and will respond promptly to all inquiries by the Offeror with respect thereto.

        Aur is not permitted to accept, approve or recommend, nor enter into any agreement relating to, an acquisition proposal (other than a confidentiality agreement contemplated by the Support Agreement) unless:

  •
  the acquisition proposal constitutes a superior proposal;

  •
  Aur has complied with the non-solicitation restrictions in the Support Agreement;

  •
  Aur has provided the Offeror with notice in writing that there is a superior proposal together with all documentation related to and detailing the superior proposal (including a copy of the confidentiality agreement between Aur and the person making the superior proposal if not previously delivered) at least five business days prior to the date on which the Board proposes to accept, approve, recommend or to enter into any agreement relating to such superior proposal;

  •
  five business days shall have elapsed from the later of the date the Offeror received notice of Aur's proposed determination to accept, approve, recommend or to enter into any agreement relating to such superior proposal, and the date the Offeror received a copy of the written proposal in respect of the acquisition proposal and, if the Offeror has proposed to amend the terms of the Offer in accordance with the Support Agreement, the Board (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the acquisition proposal is a superior proposal compared to the proposed amendment to the terms of the Offer by the Offeror;

  •
  if Aur proposes to enter into a definitive agreement with respect to a superior proposal after complying with the requirements of the Support Agreement, Aur concurrently terminates the Support Agreement in accordance with its terms; and

  •
  in the case of the clause immediately above, Aur has previously, or concurrently will have, paid to the Offeror the termination payment as described below under "Termination Payment".

The Offeror's Opportunity to Match

        Pursuant to the Support Agreement, Aur has agreed that, during the five business day period referred to above or such longer period as Aur may approve for such purpose, the Offeror shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The Board of Directors must review any proposal by the Offeror to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether the Offeror's proposal to amend the Offer would result in the acquisition proposal not being a superior proposal compared to the proposed amendment to the terms of the Offer.

        The Board of Directors must promptly reaffirm its recommendation of the Offer by press release after: (x) any acquisition proposal (which is determined not to be a superior proposal) is publicly announced or made; or (y) the Board of Directors determines that a proposed amendment to the terms of the Offer would result in the acquisition proposal not being a superior proposal, and the Offeror has so amended the terms of the Offer.

Termination

        The Support Agreement may be terminated at any time prior to the Effective Time:

  (a)
  by mutual written consent of the Offeror and Aur;

  (b)
  by Aur, if the Offeror does not mail the Offer by 11:59 p.m. (Toronto time) on the 30th business day following execution of the Support Agreement (the "Latest Mailing Time"), as such mailing time may be extended pursuant to the terms of the Support Agreement;

  (c)
  by the Offeror at any time prior to the mailing of the Offer, if any condition to making the Offer for the Offeror's benefit is not satisfied or waived by such date, provided that the Offeror is not in material breach of certain of its obligations under the Support Agreement;

  (d)
  by the Offeror if the Minimum Tender Condition (as defined in the Support Agreement) or any other condition of the Offer shall not be satisfied or waived at the Expiry Time, as such Expiry Time may be extended by the Offeror in its sole discretion, and the Offeror shall not elect to waive such condition;

  (e)
  by the Offeror or Aur, if the Offeror does not take up and pay for the Aur Shares tendered to the Offer by a date that is 120 days following the date of the Support Agreement (the "Outside Date"), provided that such right to terminate the Support Agreement shall not be available to the party seeking to terminate if any action of such party or its affiliates, or any failure of such party or its affiliates to perform any of its obligations under the Support Agreement required to be performed by it, shall have resulted in a condition contained in the conditions set forth in the Offer not having been satisfied prior to the Outside Date;

  (f)
  by the Offeror, if: (i) any court of competent jurisdiction or other Governmental Entity (as defined in the Support Agreement) shall have issued an order, decree or ruling enjoining or otherwise prohibiting the Contemplated Transaction (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable); or (ii) any litigation or other proceeding is pending or has been threatened to be instituted by any person or Governmental Entity, which, in the good faith judgment of the Offeror, could reasonably be expected to result in a decision, order, decree or ruling which enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, the Contemplated Transaction;

  (g)
  by Aur, if (i) the Offeror has not complied in all material respects with its covenants or obligations under the Support Agreement; or (ii) any representation or warranty of the Offeror set out in the Support Agreement shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such untrue or incorrect representation or warranty is not curable or, if curable, is not cured by the earlier of such date which is ten calendar days from the date of notice of such breach and the Expiry Time, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, have a Material Adverse Effect on the Offeror;

  (h)
  by the Offeror, if (i) Aur has not complied in all material respects with any of its covenants or obligations under the Support Agreement; or (ii) any representation or warranty of Aur set out in the Support Agreement shall have been at the date of the Support Agreement untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such untrue or incorrect representation or warranty is not curable or, if curable, is not cured by the earlier of such date which is ten calendar days from the date of notice of such breach and the Expiry Time, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, prevent or materially delay the completion of the Offer prior to the Expiry Time, the completion of the Contemplated Transaction, including any Compulsory Acquisition or any Subsequent Acquisition Transaction or have a Material Adverse Effect on Aur (each as defined in the Support Agreement);

  (i)
  by the Offeror, if: (i) the Board of Directors or any committee thereof fails to recommend or withdraws, modifies, changes or qualifies its approval or recommendation of the Support Agreement or the Offer in any manner adverse to the Offeror; or (ii) the Board of Directors or any committee thereof recommends or approves, or publicly proposes to recommend or approve, an acquisition proposal;

  (j)
  by the Offeror, if the Board of Directors or any committee thereof fails to publicly affirm its approval or recommendation of the Offer within five calendar days of any written request to do so from the Offeror; and

  (k)
  by Aur, if Aur proposes to enter into a definitive agreement with respect to a superior proposal in compliance with the provisions of Support Agreement, provided that Aur has previously or concurrently will have paid to the Offeror the applicable termination fee and expense fee and further provided that Aur has not breached any of its covenants, agreements or obligations in the Support Agreement.

Termination Payment

        Aur must pay $140 million to the Offeror, if:

  •
  the Support Agreement is terminated in the circumstances set out in paragraphs (i), (j) or (k) under "Termination" above, unless: (A) the termination is under paragraph (i) or (j) and arises solely as a result of a Material Adverse Change (as defined in the Support Agreement) in respect of the Offeror which has occurred since the date of the Support Agreement; and (B) the Board of Directors has determined in good faith (after receipt of advice from its legal and financial advisors) that: (x) a Material Adverse Change in the Offeror has occurred since the date of the Support Agreement; and (y) the failure to change the Board of Directors' recommendation, or refusal to reaffirm such recommendation, would be inconsistent with its fiduciary duties;

  •
  the Support Agreement is terminated pursuant to paragraph (h) under "Termination" above as a result of Aur being in default of any of its covenants or obligations contained in the non-solicitation and opportunity to match provisions of the Support Agreement; or

  •
  (A) prior to the termination of the Support Agreement a competing proposal (as described below) is publicly announced or otherwise made; and (B) during the period commencing on the date of the Support Agreement and ending 12 months following the termination of the Support Agreement (X) such competing proposal (as defined below) is consummated, or (Y) the Board of Directors approves or recommends such competing proposal, or Aur enters into a definitive agreement with respect to such competing proposal, and that competing proposal is subsequently consummated at any time thereafter.

        The Support Agreement defines "competing proposal" as (i) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, or similar transaction in respect of Aur; (ii) any purchase or other acquisition by a person (other than the Offeror) of such number of Aur Shares or any rights or interests therein or thereto which together with such person's other direct or indirect holdings of Aur Shares and the holdings of any other person or persons with whom such first person may be acting jointly or in concert constitutes at least 50.01% of the outstanding Aur Shares; (iii) any similar business combination or transaction, of or involving Aur; or (iv) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than the Offeror.

Expense Reimbursement

        Aur must pay a $5 million expense fee to the Offeror if the Support Agreement is terminated in the circumstances set out in paragraph (h) under "Termination" above prior to the Effective Time. The Offeror must pay a $5 million expense fee to Aur if the Support Agreement is terminated in the circumstances set out in paragraphs (b) or (g) under "Termination" above prior to the Effective Time.

Directors' and Officers' Insurance

        From and after the purchase by the Offeror of such number of Aur Shares as represents at least a majority of the then outstanding Aur Shares (being referred to as the "effective date"), the Offeror agrees that for the period from the Expiry Time until six years after the Expiry Time, the Offeror will cause Aur or any successor to Aur to maintain Aur's current directors' and officers' insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of Aur than those contained in the policy in effect on the date of the Support Agreement, for all present and former directors and officers of Aur and its subsidiaries, covering claims made prior to or within six years after the Expiry Time. Alternatively, the Offeror may purchase as an extension to Aur's current insurance policies, pre-paid non-cancellable run-off directors' and officers' liability insurance providing such coverage for such persons on terms comparable to those contained in Aur's current insurance policies. From and after the effective date, the Offeror shall, and shall cause Aur (or its successor) to, indemnify the current and former directors and officers of Aur and its subsidiaries to the fullest extent to which the Offeror and Aur are permitted to indemnify such officers and directors under their respective charter, by-laws, applicable law and contracts of indemnity.

SHARE CAPITAL OF AUR

        The authorized share capital of Aur consists of an unlimited number of Aur Shares and an unlimited number of Class A shares issuable in series. As of July 13, 2007, 98,672,206 Aur Shares were issued and outstanding and no Class A shares were issued and outstanding. In addition, as at July 13, 2007, there were options to acquire an aggregate of 1,794,000 additional Aur Shares granted pursuant to Aur's Stock Option Plan (as defined herein).

OWNERSHIP OF SECURITIES BY DIRECTORS AND SENIOR OFFICERS OF AUR

        The following table sets out the names and positions with Aur of each director and senior officer of Aur and the number, designation and percentage of outstanding securities of Aur beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates and any person acting jointly or in concert with Aur, other than options to acquire Aur Shares.

Name	Position Held	No. of Common Shares Owned or Over Which Control of or Direction is Exercised	Percentage of Outstanding Common Shares
JORGE CAREY	Director	52,000	0.05%
DOUGLAS M. DERUCHIE	Director	30,000	0.03%
JAMES W. GILL	President Chief Executive Officer Director	1,150,166	1.17%
WILLIAM J.A. KENNEDY	Director	11,000(1)	0.01%
MARTIN CLAUDE LEPAGE	Chairman of the Board Director	28,913	0.03%
PETER N. MCCARTER	Executive Vice-President, Corporate Affairs Secretary Director	20,000	0.02%
WILLIAM J. ROBERTSON	Director	11,000	0.01%
HOWARD R. STOCKFORD	Director	11,001	0.01%
CHRISTIAN ARENTSEN	Vice-President, Finance, South America	Nil	n/a
DAVID W. BRACE	Executive Vice-President, Business Development	30,000	0.03%
W. ANDREW FALLS	Vice-President, Marketing and Sales	Nil	n/a
ED GUIMARAES	Executive Vice-President, Finance Chief Financial Officer	3,600(2)	0.004%
RICHARD LECLERC	Vice-President, Mining Operations, South America	Nil	n/a
EDMUND J. STUART	Executive Vice-President, Mining Operations	8,831	0.009%
ANDRES VERDUGO	Vice President, Corporate Affairs, South America	Nil	n/a
NIGEL A.J. WALLS	Vice President, Business Development	Nil	n/a

(1)
Includes 1,000 Aur Shares held by an associate of Mr. Kennedy.

(2)
Includes 1,600 Aur Shares held by an associate of Mr. Guimaraes.

        The following directors and senior officers of Aur hold options, granted pursuant to Aur's Stock Option Plan, to purchase the Aur Shares indicated beside his name:

Name	Position Held	No. of Options to Purchase Common Shares
JORGE CAREY	Director	125,000
DOUGLAS M. DERUCHIE	Director	59,000
JAMES W. GILL	President Chief Executive Officer Director	25,000
WILLIAM J.A. KENNEDY	Director	12,500
MARTIN CLAUDE LEPAGE	Chairman of the Board Director	75,000
PETER N. MCCARTER	Executive Vice-President, Corporate Affairs Secretary Director	26,000
WILLIAM J. ROBERTSON	Director	35,000
HOWARD R. STOCKFORD	Director	62,500
CHRISTIAN ARENTSEN	Vice-President, Finance South America	150,000
DAVID W. BRACE	Executive Vice-President, Business Development	121,000
W. ANDREW FALLS	Vice-President, Marketing and Sales	150,000
ED GUIMARAES	Executive Vice-President, Finance Chief Financial Officer	160,000
RICHARD LECLERC	Vice-President, Mining Operations South America	175,000
EDMUND J. STUART	Executive Vice-President, Mining Operations	159,000
NIGEL A.J. WALLS	Vice President, Business Development	112,500

        Each of the directors and senior officers of Aur has indicated that he intends to accept the Offer in respect of all securities of Aur held by each respective director and senior officer. To the knowledge of the directors and senior officers of Aur, after reasonable enquiry, as at July 13, 2007, each of their associates who owns securities of Aur intends to accept the Offer in respect of all securities of Aur held by them.

PRINCIPAL HOLDERS OF SECURITIES OF AUR

        To the knowledge of the directors and senior officers of Aur, after reasonable enquiry, as at July 13, 2007, no person owned, directly or indirectly, or exercised control or direction over 10% or more of any class of securities of Aur and no person acting jointly or in concert with Aur owned any securities of Aur.

TRADING IN SECURITIES OF AUR

        Except as set out below, during the six months preceding the date hereof, none of Aur, the directors or senior officers of Aur or, to the knowledge of the directors and senior officers of Aur, after reasonable enquiry, any associate of such persons, any person holding or exercising control or direction over 10% or more of the Aur Shares or any person acting jointly or in concert with Aur, has traded any securities of Aur. Option exercises are noted with an asterisk.

Name	Date of Trade	No. of Common Shares Acquired (+) or Sold (-)		Price per Common Share
WILLIAM J.A. KENNEDY	March 29, 2007 March 30, 2007 May 31, 2007 June 1, 2007 June 11, 2007 June 15, 2007 June 19, 2007 June 19, 2007(1)	-2,000 -2,000 -1,000 -2,000 -1,000 -1,000 -1,000 -500		$ $ $ $ $ $ $ $	$24.49 24.27 30.23 31.06 31.53 32.52 33.00 33.00
PETER N. MCCARTER	June 11, 2007 June 14, 2007	-5,000 -5,000		$ $	31.61 31.52
ED GUIMARAES	March 30, 2007 May 7, 2007 May 7, 2007 May 15, 2007 May 15, 2007 June 4, 2007 June 4, 2007	-15,000 +10,000 -10,000 +10,000 -10,000 +10,000 -10,000	* * *	$ $ $ $ $ $ $	24.37 7.05 29.05 6.96 28.20 7.06 31.66
JAMES W. GILL	June 1, 2007 June 1, 2007 June 4, 2007 June 5, 2007 July 6, 2007	-100,000 -5,000 -15,200 -79,800 -1,000		$ $ $ $ $	31.14 31.50 31.75 32.27 40.87
EDMUND J. STUART	February 15, 2007 June 5, 2007 June 5, 2007 June 5, 2007 June 5, 2007	+2,000 +3,000 +14,000 +5,000 -22,000	* * *	$ $ $ $ $	21.35 6.62 13.65 18.25 32.17
DAVID W. BRACE	March 26, 2007 March 26, 2007 May 7, 2007 May 7, 2007 May 7, 2007	+10,000 -10,000 +25,000 +35,000 -60,000	* * *	$ $ $ $ $	6.32 23.30 6.32 11.21 29.17
NIGEL A.J. WALLS	May 11, 2007 May 11, 2007 May 11, 2007	+7,500 -5,800 -1,700	*	$ $ $	8.00 28.98 28.97
ANDRES VERDUGO	May 30, 2007 May 30, 2007	+62,500 -62,500	*	$ $	3.30 28.47

(1)
Disposition of 500 Aur Shares was made by an associate of Mr. Kennedy.

ISSUANCES OF SECURITIES OF AUR

        No Aur Shares (or securities convertible into Aur Shares) have been issued to the directors or senior officers of Aur during the two years preceding the date of this Directors' Circular except upon exercise of options as noted above (See "Trading in Securities of Aur") and except with respect to options to purchase Aur Shares as set out below:

Name	Date of Grant	No. of Options	Exercise Price
CHRISTIAN ARENTSEN	February 15, 2007	150,000		$24.60
DAVID W. BRACE	December 7, 2005 January 18, 2006 February 6, 2007	75,000 10,000 54,445	$ $ $	11.21 13.65 21.67
JORGE CAREY	February 15, 2006 April 26, 2007	25,000 100,000	$ $	14.10 25.13
DOUGLAS M. DERUCHIE	February 15, 2006	25,000		$14.10
W. ANDREW FALLS	January 1, 2007 July 3, 2007	75,000 75,000	$ $	25.51 31.70
JAMES W. GILL	December 7, 2005 March 13, 2006	66,666 50,000	$ $	11.21 12.63
ED GUIMARAES	April 27, 2006 November 20, 2006	25,000 75,000	$ $	16.45 18.70
WILLIAM J.A. KENNEDY	February 15, 2006	25,000		$14.10
RICHARD LECLERC	October 30, 2006 March 30, 2007	150,000 25,000	$ $	17.46 24.55
MARTIN CLAUDE LEPAGE	February 15, 2006 July 20, 2006	25,000 50,000	$ $	14.10 18.30
PETER N. MCCARTER	December 7, 2005	44,444		$11.21
WILLIAM J. ROBERTSON	February 15, 2006	25,000		$14.10
HOWARD R. STOCKFORD	July 7, 2006	125,000		$18.41
EDMUND J. STUART	September 6, 2005 December 7, 2005 January 18, 2006 March 6, 2007	50,000 100,000 35,000 50,000	$ $ $ $	8.05 11.21 13.65 18.25
NIGEL A.J. WALLS	September 6, 2005	150,000		$8.00

OWNERSHIP OF SECURITIES OF THE OFFEROR

        Except as set out below, none of Aur or the directors or senior officers of Aur or, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with Aur, owns, directly or indirectly, or exercises control or direction over, any securities of the Offeror:

Name	No. of Teck Subordinate Voting Shares(1)
WILLIAM J.A. KENNEDY	200
WILLIAM J. ROBERTSON	170

(1)
All of the Teck Subordinate Voting Shares are held by associates of Messrs. Kennedy and Robertson, respectively.

RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS
AND SENIOR OFFICERS OF AUR

        No other arrangement or agreement has been made, or is proposed to be made, between the Offeror and any of the directors or senior officers of Aur relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

        None of the directors or senior officers of Aur is a director or senior officer of the Offeror or any of its subsidiaries.

ARRANGEMENTS BETWEEN AUR AND ITS DIRECTORS AND SENIOR OFFICERS

Stock Options

        In 1983 Aur adopted a stock option plan, as amended, (the "Stock Option Plan") under which options to purchase Aur Shares may be granted to qualified directors, officers, employees and consultants of Aur and its subsidiaries.

        Under the Stock Option Plan, upon the Offer being made, all outstanding options became vested and may be exercised by the holder so as to permit the holder to tender the Aur Shares received upon such exercise to the Offer.

        Pursuant to the Support Agreement, the Offeror has agreed to permit holders of options to acquire Aur Shares under the Stock Option Plan to exercise such options conditional upon the Offeror taking up and paying for the Aur Shares under the Offer. The Offeror has also agreed to make available tendering arrangements in respect of the Offer in order to permit option holders to make a conditional cashless exercise of their options.

Change of Control Arrangements

        Aur has not entered into any change of control agreements, or amended any that were previously existing, with its senior officers in connection with the Offer. Aur had previously entered into employment and/or termination agreements with Messrs. Gill, McCarter, Arentsen, Brace, Falls, Guimaraes, Leclerc, Stuart and Verdugo. The agreements with Messrs. Gill and McCarter do not contain change of control provisions, however, in the event of termination of their employment, the amount of severance payable to Messrs. Gill and McCarter, respectively, is an amount equal to three times his then current salary (excluding bonuses). As well, upon any such termination, other non-salary benefits, including pension and health benefits and the retention of stock options of such executive, continue for a period of 36 months following termination.

        The agreements with Messrs. Arentsen, Brace, Falls, Guimaraes, Leclerc, Stuart and Verdugo entitle them to severance packages in certain circumstances following a change of control in the event that, if within one year following the change of control, such executive's employment is terminated (other than for cause) or such executive's job functions, duties and/or responsibilities cease to be materially the same than those previously undertaken by such executive. Upon termination, these senior officers are entitled to receive an amount equal to either one or two times, depending on his length of service with Aur, his then current salary (excluding bonuses and all non-salary benefits). Pursuant to each of these agreements, the consummation of the Offer would constitute a change of control of Aur.

        Except as described above, no other agreement has been made or is currently proposed to be made between Aur and any of its directors or senior officers as to any payment or other benefit to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

INTEREST OF DIRECTORS AND OFFICERS
IN MATERIAL CONTRACTS OF THE OFFEROR

        None of the directors and senior officers of Aur, nor any of their associates, has any interest in any material contract to which the Offeror is a party.

MATERIAL CHANGES IN THE AFFAIRS OF AUR

        The directors and senior officers of Aur are not aware of any information that indicates any material change in the affairs of Aur since March 31, 2007, being the date of the last published interim financial statements of Aur.

OTHER TRANSACTIONS

        There is no transaction, Board resolution, agreement in principle or signed contract of Aur, other than as described or referred to in the Offering Circular or this Directors' Circular, which has occurred in response to the Offer. Other than as described or referred to in the Offering Circular or this Directors' Circular, no negotiations are underway in response to the Offer which relate to or would result in (a) an extraordinary transaction such as a merger or reorganization involving Aur or a subsidiary, (b) the purchase, sale or transfer of a material amount of assets by Aur or a subsidiary, (c) an issuer bid for or other acquisition of securities by or of Aur, or (d) any material change in the present capitalization or dividend policy of Aur.

OTHER INFORMATION

        Except as otherwise described or referred to in the Offering Circular, this Directors' Circular, or otherwise publicly disclosed, no information is known to the directors or senior officers of Aur that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provides security holders of Aur with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

        The content of this Directors' Circular has been approved and the delivery thereof has been authorized by the Board of Directors.

CONSENT OF CIBC WORLD MARKETS INC.

        We hereby consent to the references to the opinion dated July 2, 2007 of our firm under the captions "Background to the Offer", "Reasons for the Recommendation" and "Fairness Opinion" and to the inclusion of the foregoing opinion in the circular of the Board of Directors dated July 17, 2007. In providing such consent we do not intend or permit that any person other than the Board of Directors rely upon such opinion.

DATED: July 17, 2007

(Signed)
"CIBC WORLD MARKETS INC."

CERTIFICATE

Dated: July 17, 2007

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Aur Shares subject to the Offer.

        On behalf of the Board of Directors:

(Signed) JAMES W. GILL	(Signed) PETER N. MCCARTER
Director	Director

C-1

SCHEDULE "A"

OPINION OF CIBC WORLD MARKETS INC.

July 2, 2007

The Board of Directors
and the Special Committee of the Board of Directors
of Aur Resources Inc.
2501 - 1 Adelaide Street East
Toronto, Ontario
M5C 2V9

Dear Sirs:

        CIBC World Markets Inc. ("CIBC World Markets", "we" or "us") understands that Aur Resources Inc. ("Aur" or the "Company") is proposing to enter into a support agreement (the "Support Agreement") with Teck Cominco Limited ("Teck" or the "Offeror"), pursuant to which the Offeror will agree to make an offer (the "Offer") to acquire all of the outstanding common shares of Aur (the "Aur Shares") in consideration (the "Consideration") for, at the option of each holder of Aur Shares (a "Shareholder"), for each Aur Share, (a) C$41.00 in cash or (b) 0.8749 of a Class B subordinate voting share of Teck and C$0.0001 in cash, subject to pro-ration as described in the Support Agreement.

        CIBC World Markets also understands that a committee (the "Special Committee") of the Company's board of directors (the "Board") has been constituted to consider the Offer and make recommendations thereon to the Board.

        We also understand that the Offeror's obligation to take up and pay for any Aur Shares tendered in acceptance of the Offer will be subject to certain conditions as set out in the Support Agreement, including that holders of not less than two-thirds of the outstanding Aur Shares shall have been tendered in acceptance of the Offer at or before its expiry time. We also understand that the terms and conditions of the Support Agreement and the Offer will be described in the Offeror's offer and take-over bid circular (the "Take-over Bid Circular").

Engagement of CIBC World Markets

        By letter agreement dated July 2, 2007 and effective June 25, 2007, (the "Engagement Agreement"), the Company retained CIBC World Markets to act as the Company's agent and as financial advisor to the Company and the Board in connection with the Offer and any alternative transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Special Committee and the Board our written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration offered to Shareholders pursuant to the Offer.

        CIBC World Markets will be paid a fee for rendering the Opinion and will be paid an additional fee that is contingent on the successful completion of the Offer or any alternative transaction. The Company has also agreed to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement and to reimburse CIBC World Markets for its out-of-pocket expenditures.

Credentials of CIBC World Markets

        CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

        In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

  i)
  a draft dated July 2, 2007 of the Support Agreement;

  ii)
  the annual reports, including the comparative audited financial statements and management's discussion and analysis, of the Company for the fiscal years ended December 31, 2004, 2005, and 2006;

  iii)
  the annual reports, including the comparative audited financial statements and management's discussion and analysis, of the Offeror for the fiscal years ended December 31, 2004, 2005, and 2006;

  iv)
  the interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of the Company for the three months ended March 31, 2007;

  v)
  the interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of the Offeror for the three months ended March 31, 2007;

  vi)
  the annual information form of the Company dated March 15, 2007;

  vii)
  the annual information form of the Offeror dated February 26, 2007;

  viii)
  the management information circular of the Company dated March 15, 2007 relating to the annual and special meeting of shareholders held on May 3, 2007;

  ix)
  the management information circular of the Offeror dated March 1, 2007 relating to the annual and special meeting of shareholders held on April 25, 2007;

  x)
  the Offeror's material change report dated April 27, 2007 regarding the two-for-one subdivision of the Class A common shares and Class B subordinate voting shares of the Offeror;

  xi)
  certain internal financial, operational, corporate and other information concerning the Company that was prepared or provided by the management of the Company, including a financial model, commodity price forecasts and certain other internal operating and financial projections;

  xii)
  selected public market trading statistics and relevant financial information of the Company, the Offeror and other publicly-traded entities;

  xiii)
  selected financial statistics and relevant financial information with respect to relevant precedent transactions;

  xiv)
  selected relevant reports published by equity research analysts and industry sources regarding the Company, the Offeror and other comparable publicly-traded entities;

  xv)
  a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company as to the completeness and accuracy of the information; and

  xvi)
  such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

        In addition, we have participated in discussions with members of the senior management of the Company and the Offeror regarding their respective past and current business operations, financial condition and future prospects and, to our knowledge, we have not been denied any requested information. We have also participated in discussions with Heenan Blaikie LLP, external legal counsel to the Company, concerning the Offer, the Support Agreement and related matters.

Assumptions and Limitations

        Our Opinion is subject to the assumptions, explanations and limitations set forth below.

        We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, the Offeror or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Offer.

        With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company's audited financial statements and the reports of the auditors thereon.

        With respect to operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our analysis, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to its business, plans, financial condition and prospects.

        We have also assumed that all of the representations and warranties contained in the Support Agreement are correct as of the date hereof and that the Offer will be completed substantially in accordance with its terms and all applicable laws and that the Take-over Bid Circular will disclose all material facts relating to the Offer and will satisfy all applicable legal requirements.

        The Company has represented to us, in a certificate of two senior officers of the Company, dated the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading "Scope of Review" (collectively, the "Information"), are complete and correct at the date the Information was provided to us and that, since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

        We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Offer or the sufficiency of this letter for your purposes.

        Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, capital markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer.

        This Opinion is being provided to the Board and the Special Committee and for their exclusive use in considering the Offer and may not be relied upon by any other person, used for any other purpose or published without the prior written consent of CIBC World Markets. Our Opinion is not intended to be and should not be construed as a recommendation to the Board or the Special Committee as to whether they should approve the Support Agreement nor does it constitute a recommendation to any Shareholder as to whether to tender Aur

Shares to the Offer nor as an opinion concerning the trading price or value of any securities of Teck following the announcement or completion of the Offer.

        The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after today.

Opinion

        Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration offered to Shareholders pursuant to the Offer is fair, from a financial point of view, to Shareholders.

Yours very truly,

(Signed) "CIBC World Markets Inc."

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NOTICE TO SHAREHOLDERS IN THE UNITED STATES
FORWARD-LOOKING STATEMENTS
CURRENCY
AVAILABILITY OF DISCLOSURE DOCUMENTS
TABLE OF CONTENTS
AUR RESOURCES INC.
RECENT DEVELOPMENTS
BACKGROUND TO THE OFFER
RECOMMENDATION OF THE BOARD OF DIRECTORS
REASONS FOR THE RECOMMENDATION
FAIRNESS OPINION
AGREEMENTS RELATING TO THE OFFER
SHARE CAPITAL OF AUR
OWNERSHIP OF SECURITIES BY DIRECTORS AND SENIOR OFFICERS OF AUR
PRINCIPAL HOLDERS OF SECURITIES OF AUR
TRADING IN SECURITIES OF AUR
ISSUANCES OF SECURITIES OF AUR
OWNERSHIP OF SECURITIES OF THE OFFEROR
RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS AND SENIOR OFFICERS OF AUR
ARRANGEMENTS BETWEEN AUR AND ITS DIRECTORS AND SENIOR OFFICERS
INTEREST OF DIRECTORS AND OFFICERS IN MATERIAL CONTRACTS OF THE OFFEROR
MATERIAL CHANGES IN THE AFFAIRS OF AUR
OTHER TRANSACTIONS
OTHER INFORMATION
STATUTORY RIGHTS
APPROVAL OF DIRECTORS' CIRCULAR
CONSENT OF CIBC WORLD MARKETS INC.
CERTIFICATE
SCHEDULE "A" OPINION OF CIBC WORLD MARKETS INC.